UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

July 23, 2021

INTEC PHARMA LTD.

(Exact name of registrant as specified in its charter)

Israel	001-37521	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Hartom St. Har Hotzvim
Jerusalem, Israel	9777512
(Address of principal executive offices)	(Zip Code)

+ 972-2-586-4657

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01	Completion of Acquisition or Disposition of Assets.

On July 27, 2021, Intec Pharma Ltd., an Israeli company (the “Company” or “Intec Israel”), Intec Parent, Inc., a Delaware corporation (“Intec Parent”), and Domestication Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of Intec Parent (the “Domestication Merger Sub”), completed the previously announced domestication merger pursuant to the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated April 27, 2021 (the “Domestication Merger Agreement”), whereby Domestication Merger Sub merged with and into Intec Israel, with Intec Israel being the surviving entity and a wholly-owned subsidiary of Intec Parent (the “Domestication Merger”). As a result of the Domestication Merger, Intec Israel continues to possess all of its assets, rights, powers and property as constituted immediately prior to the Domestication Merger and continues to be subject to all of its debts, liabilities and obligations as constituted immediately prior to the Domestication Merger. The Domestication Merger Agreement was entered into in connection with an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated March 15, 2021, by and among Intec Israel, Intec Parent, Domestication Merger Sub, Dillon Merger Subsidiary, Inc. (“Merger Sub”) and Decoy Biosystems, Inc., a Delaware corporation (“Decoy”), whereby upon satisfaction of certain closing conditions set forth in the Merger Agreement, including consummation of the Domestication Merger, the Merger Sub will merge with and into Decoy, with Decoy being the surviving entity and a wholly-owned subsidiary of Intec Parent (the “Merger”).

To effect the Domestication Merger, Intec Israel ordinary shares, having no par value per share (the “Intec Israel Shares”), outstanding immediately prior to the Domestication Merger converted, on a one-for-one basis, into shares of Intec Parent common stock, $0.01 par value per share (“Intec Parent Common Stock”), and all options and warrants to purchase Intec Israel Shares outstanding immediately prior to the Domestication Merger were exchanged for equivalent securities of Intec Parent.

Consummation of the Domestication Merger was subject to certain closing conditions, including, among other things, the receipt of tax rulings from the Israel Tax Authority (“ITA”). On July 19, 2021, Intec Israel obtained a tax ruling from the ITA approving that the exchange of shares under the Domestication Merger by the Interested Public (as defined herein), in consideration for Intec Parent’s shares shall not constitute a tax event (in accordance with and subject to conditions of Section 104H of the Israeli Income Tax Ordinance [New Version], 5721-1961 (“the Ordinance”)) and therefore no withholding tax obligations apply to Intec Israel with respect to the exchange of shares (the “Tax Ruling”) subject to certain conditions set forth in the Tax Ruling. For the purpose of the Tax Ruling, a shareholder of Intec Israel falls within the definition of the “Interested Public” if, among other things, the shareholder holds less than 5% of the share capital of Intec Israel (on a fully diluted basis), purchased the shares after they were listed for trading, is not an Interested Party under the Israeli Securities Law, 5728-1968, and is not a controlling shareholder as defined in section 103 of the Ordinance. The registration statement on Form S-4, as amended (File No. 333-255389), filed by Intec Israel and Intec Parent as co-registrants with the Securities and Exchange Commission on May 12, 2021 (the “Registration Statement”), contains additional information about the tax consequences of the Domestication Merger.

The foregoing description of the Domestication Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Domestication Merger Agreement, which was filed as Exhibit 2.1 to Intec Israel’s Current Report on Form 8-K filed on April 30, 2021.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The information set forth in Item 2.01 above and Items 3.03, 5.01 and 5.03 below of this Current Report on Form 8-K is incorporated herein by reference.

In connection with the Domestication Merger, on July 26, 2021, Intec Israel requested that Nasdaq effect the Domestication Merger to take effect prior to open of trading on July 27, 2021. At the market open on July 27, 2021, Intec Parent Common Stock commenced trading on the Nasdaq Capital Market under the symbol “NTEC”.

Item 3.03	Material Modification to Rights of Security Holders.

The information set forth in Item 2.01 and 3.01 above and Item 5.03 below of this Current Report on Form 8-K is incorporated herein by reference.

In connection with the Domestication Merger, each Intec Israel Share outstanding immediately prior to the effective time of such merger was converted into one share of Intec Parent Common Stock. At the effective time of the Domestication Merger, each of Intec Israel’s shareholders ceased to have any rights as shareholders of Intec Israel.

The rights of the former Intec Israel shareholders who became Intec Parent stockholders will be governed by the Amended and Restated Certificate of Incorporation of Intec Parent (the “Amended and Restated Certificate of Incorporation”), the Amended and Restated Bylaws of Intec Parent (the “Amended and Restated Bylaws”) and the Delaware General Corporation Law. The Registration Statement contains additional information about the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws, and the Delaware General Corporation Law, as well as a comparison of rights of the former Intec Israel shareholders with the rights of the Intec Parent stockholders, which are incorporated by reference into this Item 3.03.

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The foregoing description of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws which are attached hereto as Exhibit 3.1 and 3.2, respectively, and are incorporated by reference herein.

Item 5.03 Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth in Items 2.01, 3.01 and 3.03 above of this Current Report on Form 8-K is incorporated herein by reference.

As previously disclosed, on June 21, 2021, Intec Israel held a special meeting of shareholders (the “Special Meeting”). At the Special Meeting, the shareholders approved, among other things, a proposal to grant discretionary authority to Intec Israel’s board of directors (the “Board”), to approve amendments to Intec Israel’s articles of association to effect a reverse share split of the Intec Israel Shares at a ratio within the range from 1-for-2 to 1-for-4, to be effective at the ratio and on a date to be determined by the Board in its sole discretion.

The Board subsequently approved a 1-for-4 reverse share split of the Intec Israel Shares (the “Reverse Share Split”), and the Reverse Share Split became effective after the close of trading on July 26, 2021 and prior to the effectiveness of the Domestication Merger.

When the Reverse Share Split became effective, every four of the Intec Israel Shares automatically combined into one Intec Israel Share. In addition, proportionate adjustments were made to the exercise prices of Intec Israel’s outstanding options and warrants and to the number of shares issuable under Intec Israel’s existing option plans. Any fraction of an ordinary share that would otherwise have resulted from the Reverse Share Split was be rounded up to the next whole number.

As discussed above, in connection with the Domestication Merger, each Intec Israel Share outstanding after the Reverse Share Split and immediately prior to the effective time of the Domestication Merger was converted into one share of Intec Parent Common Stock. The shares of Intec Parent Common Stock outstanding immediately after the effective time of the Domestication Merger commenced trading on the Nasdaq Capital Market at market open on July 27, 2021 under the symbol “NTEC.” The CUSIP number for the shares of Intec Parent Common Stock following the Reverse Share Split and the Domestication Merger is 45828B 100.

VStock Transfer, LLC, Intec Israel’s transfer agent, acted as the exchange agent for the Reverse Share Split.

For more information about the Reverse Share Split, see the Registration Statement, the relevant portions of which are incorporated herein by reference.

Item 8.01 Other Events.

On July 23, 2021, Intec Parent entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor (the “Purchaser”), pursuant to which Intec Parent agreed to sell and issue, in a private placement (the “Private Placement”) a pre-funded warrant to purchase up to 2,727,273 shares of Intec Parent’s common stock (the “Pre-funded Warrant”) and a warrant to purchase up to 2,727,273 of Intec Parent’s common stock (the “Warrant” and together with the “Pre-funded Warrant” and the shares of common stock underlying the Warrant and Pre-funded Warrant, the “Securities”), at a purchase price of $10.99 per Pre-funded Warrant and associated Warrant, for aggregate gross proceeds to Intec Parent of approximately $29.9 million (or approximately $30.0 million assuming the full exercise of the Pre-funded Warrant), before deducting the placement agent’s fees and other estimated offering expenses payable by Intec Parent. The Private Placement is expected to close immediately prior to the closing of the Merger on or about August 3, 2021, subject to satisfaction of customary closing conditions, and is more fully described in the Current Report on Form 8-K filed by Intec Parent on July 29, 2021.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Securities are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder (“Regulation D”). The Purchaser has represented that it is an accredited investor, as defined in Rule 501(a) of Regulation D, or a qualified institutional buyer, as defined in Rule 144A under the Securities Act, and has acquired the Securities as principal for its own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the Securities is being made without any form of general solicitation or advertising. The Securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

On July 26, 2021, Intec Israel issued a press release regarding the Domestication Merger, the Reverse Share Split and the Private Placement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Item 9.01 Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of April 27, 2021, by and among Intec Pharma Ltd., Intec Parent, Inc. and Domestication Merger Sub Ltd. (incorporated herein by reference to Exhibit 2.1 of the Company’s Form 8-K filed with the SEC on April 30, 2021).
3.1	Amended and Restated Certificate of Incorporation of Intec Parent, Inc., dated as of July 23, 2021 (incorporated herein by reference to Exhibit 3.1 of the Intec Parent, Inc. Form 8-K filed with the SEC on July 23, 2021).
3.2	Amended and Restated Bylaws of Intec Parent, Inc., dated as of July 23, 2021 (incorporated herein by reference to Exhibit 3.2 of the Intec Parent, Inc. Form 8-K filed with the SEC on July 23, 2021).
99.1	Press Release of Intec Pharma Ltd., dated as of July 26, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2021

INTEC PHARMA LTD.

By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer

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